Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

July 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn:	Mr. Duc Dang
Mr. Jerard Gibson

Re:	BREF HR, LLC Amendment No. 2 to Registration Statement on Form 10 Filed January 24, 2012 File No. 000-54532

Dear Mr. Dang:

On behalf of our client, BREF HR, LLC (the “Company”), set forth below in bold are each of the comments in your letter of December 30, 2011 with respect to Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-54532). Immediately following each of the comments of staff of the Securities and Exchange Commission (“Staff”) is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

As a preliminary matter with respect to the Company’s response to Staff’s comment letter, and as noted in the Current Report on Form 8-K filed by the Company on June 18, 2012, management of the Company has determined that there was an error in the previously recorded fair values of the identified tangible and intangible assets and liabilities acquired as of March 1, 2011 (the “Assignment Date”) pursuant to the acquisition of the Hard Rock Hotel & Casino Las Vegas. The corrected values are as follows (numbers in thousands):

Land	$120,600
Building	331,957
Land Improvements	14,217
Tenant Improvements	597
Furniture, Fixtures and Equipment	58,419
Lease Related (Above Market, in place value)	1,827
Lease Related (Below Market)	(90)
Intellectual Property	117,500
Net Working Capital	4,973

$650,000

As set out in the Company’s Form 8-K filing, as a result of the change in recorded value for these assets and liabilities, the Company’s previously issued unaudited consolidated financial statements as of September 30, 2011 and for the “successor” period following the Assignment Date, being from the Assignment Date to September 30, 2011 appearing in the Registration Statement should not be relied upon. In order to update and correct this information, the Company will include restated financial information for the period from the Assignment Date to September 30, 2011 in the Company’s Form 10-K in respect of the year ended December 31, 2011, including a footnote showing the difference between the original information and the restated figures. The Form 10-K will be filed as soon as possible following the clearance of all comments of Staff on the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

1.	We note your response to prior comment 4 and other comments. Please address the following:

a. Tell us the amounts that you have allocated to each of the components of the Hard Rock Licensing intangible asset;

In the preliminary allocation of the fair values of the identified tangible and intangible assets and liabilities, the fair values of the Hard Rock licensing intangible assets are as follows:

Hard Rock Hotel brand	$55,000,000
License Agreement with Cherokee Nation Enterprises, LLC	20,000,000
License Agreement with Pueblo of Isleta	9,000,000
Projected new initiatives	7,000,000

$91,000,000

b. Please clarify the basis for the growth assumptions used in the valuation of component (i) and your core operations; we note that, based on results through September 30, 2011, your revenues actually decreased from 2010. Please advise why you believe the 5 year growth rates are reasonable in light of the “continued pressures from the soft local economy and the increase in competition on the Strip” that you continue to experience (as disclosed on page 42);

In determining the corrected fair values of the identified tangible and intangible assets and liabilities acquired as of the Assignment Date, the Company re-evaluated the cash flow assumptions used in the determination of the business enterprise value (“BEV”) as of the Assignment Date. In the revised determination of BEV, the Company projected that effective gross revenue (after deducting complimentary services) will increase to $386.8 million by 2017, representing a seven-year cumulative annual growth rate of approximately 8.5%. Thereafter, management of the Company has applied a terminal growth rate of 2.75%.

Under the management of WG-Harmon, LLC, an affiliate of Warner Gaming, LLC, a well-known and reputable casino operator, the Company believes that Hard Rock Hotel & Casino Las Vegas will achieve near term, above market growth which management anticipates will only return the asset to its prior operating performance level following expansion. For example, the historical trend for Hotel Average Daily Rate (“ADR”) for the years from 2006 to 2010 was an average of $169, which was not projected to be reached until 2014, while the highest projected ADR of $200 in 2017 is lower than the Hard Rock Hotel & Casino Las Vegas’ highest historical ADR of $206 (which was achieved in 2007). Additionally, casino revenue per occupied room reached a historical high of $255 in 2007, whereas management is projecting casino revenue per occupied room to stabilize at $225 in 2014 and remain at that level through to 2017.

Additionally, near-term growth projections are expected to be achieved through various strategic initiatives to be implemented by WG-Harmon. These strategic initiatives include:

•

Casino – Table Games: Maintain the profitable segment of the high-end play, while building the grind and middle-tiered business. Once the Company has create strong, consistent foundation of table games revenue, and it will focus on becoming more aggressive with high-end business.

•

Casino – Slots: Begin to build a slot business by reconstructing player rewards program, eliminating expensive entitlements, tip-driving promotions, value messaging and implementing a guest data capture program. Reconfigure the slot floor to provide competitive product at reasonable payouts.

•

Hotel – Group Sales /Catering: Build a consistent foundation of the group rooms segment, with a focus on maintaining strong sales during peak times, while building business during the summer months. Expand the focus of the department from “sales” to “sales and service” to improve guest experience leading to increased repeat bookings.

•

Hotel – Revenue Management: Target 85% occupancy annually and focus on yielding rate per room product to maximize revenues, as well as quality of guest. During times of weaker occupancy, use casino and hotel database for targeted room offers. Promote website to existing guests with lowest rate guarantee to convert wholesale bookings.

•

Food – Existing Restaurants: Existing food venues will be enhanced with increased variety, improved capacity, and open during more meal periods in an efforts to capture more covers from the Company’s existing hotel and entertainment guests. In addition, certain value options will be promoted to drive local visitation.

•

Entertainment: Use entertainment to create traffic flow and energy for the property while supporting and creating value for the brand. Program entertainment with a view that the majority of shows will be profitable on their own while others will either require the casino, hotel and food and beverage to reach profitability or will simply promote the Hard Rock Hotel & Casino brand.

•

Nightlife/ Pool Venues: Maintain revenue base in Vanity, while developing a broader nightlife plan including Body English and evaluating third-party operators. Create a plan to extend the Rehab brand to the entire weekend.

•

Brand: Utilize the powerful Hard Rock brand to generate revenues and enter into brand accretive relationships. The Company will seek to attract brands through sponsorships that increase the perceived value of the Hard Rock Hotel & Casino Las Vegas brand and through intellectual property development attract partners that represent the Hard Rock brand in Las Vegas feeder markets to drive incremental revenues to the Hard Rock Hotel & Casino Las Vegas.

The projected cash flows used in the BEV model for 2011 fell short of the Company’s actual 2011 cash flows primarily as a result of the deferral of certain of the rehabilitation initiatives, which are still expected to be completed by mid-year 2013 and will achieve the targeted long-term growth expectations. However, the 2011 forecasts were still used in the BEV as these were management’s best estimates at the Assignment Date.

Finally, the Company’s position that Hard Rock Hotel & Casino Las Vegas will experience higher projected revenue growth in the near term, given that the Company is in a turn-around situation, is supported from other past experiences for similar underperforming properties on the strip. In particular, one property experienced net revenue and EBITDA margin growth of 33% and 150% in the first two years following acquisition in early 2010. Such property was acquired by an established hotel operator, who was able to leverage its existing platform and infrastructure to effect such growth. In contrast, the growth projections for the Hard Rock Hotel & Casino Las Vegas utilized in the BEV are much more modest given the Company does not have such an established infrastructure.

c. Discuss us how you determined that both components (ii) and (iii) were determined to have indefinite lives. Please provide detail as to how you determined that there is no foreseeable limit on the period of time over which such sub licensing agreements are expected to contribute to your cash flows. Discuss the terms of the agreements as well as the expected lives of the casinos that are/will be subject to sub licenses; and

The Company advises Staff that the intangible asset related to the trademark on the core Hard Rock Hotel brand is the Company’s only perpetual, royalty free trade name license. The fair values allocated to the sub-license agreements have been revised to reflect useful lives equivalent to the duration of the in-place contracts.

d. Please provide us with more information regarding how you determined the projected revenues to use in valuing the potential future sub licensing component (iii) of the asset; tell us how many future potential sub-licensing agreements have been factored into the valuation and your basis for the amounts projected.

The Company assigned a fair value of $7 million to the potential sub-license agreements. In determining the fair value of potential sub-license agreements, the Company considered a total of three potential sub-license opportunities. For two of these potential sub-licenses, negotiations had reached a stage as of the Assignment Date wherein preliminary term sheets had been negotiated. The Company’s projected sub-licensing fees were based on the minimum base license fees set forth in such terms sheets assuming only estimated inflationary increases. In addition, property revenue thresholds were assumed not to reach levels that would trigger incremental incentive fees and minor memorabilia lease fees streams were forecast using base amounts.

While there had been no specific discussions related to additional sublicense agreements as of the Assignment Date, in addition to the two potential agreements related to which preliminary term sheets had been negotiated, the Company believed it will be able to execute additional such agreements and determined it was appropriate to allocate fair value to a third potential sublicense agreement. In determining the fair value of the third potential sublicense agreement, the Company averaged the terms of the CNE and Isleta agreements and the terms negotiated in the two sub-license opportunities described in the preceding paragraph.

Valuation of Fixed Assets, page 58

Buildings, site improvements, and furniture fixtures and equipment (“FF&E”), page 58

2.	We note your response to prior comment 6. As zero goodwill was indicated for the construction of your initial balance sheet, please tell us the genesis of the $8 million of goodwill as of September 30, 2011.

Based on the revised fair values of the identified tangible and intangible assets and liabilities acquired as of the Assignment Date, the Company has not allocated any amount to goodwill.

Valuation of Intangible Assets, page 58

Rated Player Relationships, page 58

3.	We note your response to prior comment 7. Given that you are unable to isolate the intangible asset of “Player” relationships and that the asset is not a “major value driver” for your current business, please further support the $10 million value given to such intangible asset. Tell us what consideration you gave to adjusting the value of this asset, which is based on average cost incurred to solicit and sign-on each new Player in 2010; for example, explain if you considered whether a marketplace participant would pay a premium for these relationships since they have already been created. Also, it appears that your valuation method does not consider the additional costs it would take build a customer relationship to the stage of maturity that exists as of the valuation date. Please advise.

Management of the Company considered alternative methods and approaches before concluding on applying a cost approach and determining a value for the Rated Player relationship asset. As noted in the Company’s response to prior comment #7 in the letter dated January 23, 2012 (in response to Staff’s letter dated December 30, 2011), the high level of fixed asset investment relative to the Company’s gross cash flows in recent years rendered traditional earning-based models less meaningful. In recent years, the level of the Company’s casino revenues (net of complementaries) has been 20% or less than total net revenues. The Hard Rock Hotel & Casino Las Vegas is a fairly unique Las Vegas resort property due to the high level of revenues and profits it generates from non-gaming sources such as food, beverage and entertainment venues. As such, the Company does not believe the Player relationships to be a major value driver of revenue for the Company as of the Assignment Date. Further, the Company does not believe a marketplace participant would likely pay a premium for these pre-created relationships because they have not yet demonstrated the ability to generate excess earnings.

As such, management of the Company believes the application of the cost approach is reasonable as it recognizes the costs needed to build the asset to its current level of maturity. As noted in the Company’s response to your December 2, 2011 comment #19, “…while attrition rates are very high in the first years after sign-up, they decline over time and the spending (net of complimentaries) of those Players that remain tends to increase”. The Company could have elected to focus solely on those Players that met a stipulated stage of maturity criteria; however this would have been very difficult from a data collection standpoint and entailed a significant degree of estimation. Alternatively, management included all active Players, regardless of stage of maturity, and made probability adjustments to reflect that many of the newer players would not likely become repeat casino customers. We note that, as of the Assignment Date, over 50% of total active Players had signed-on in 2010.

Unaudited Consolidated Financial Statements of the Company

Notes to Unaudited Consolidated Financial Statements, page F-69

1. Company Structure and Significant Accounting Policies, page F-69

The Assignment, page F-69

4.	We note your response to prior comment 8 and reissue the comment in part. Please address the following:

a. Tell us how you determined that future cash flows from new venue initiatives are “most likely.” In your response please tell us whether you anticipate additional costs in excess of the $26.5 million cash reserves set aside to complete such renovations and; if you anticipate more, tell us how you considered this when evaluating whether the cash flows are “most likely.”

The Company determined the future cash flows from new venue initiatives in consultation with various third parties. Specifically, the future cash flow projections for the sports book are based on a signed lease with the operators of the venue. The future cash flow projections for the supper club and the nightclub were prepared by management in conjunction with a restaurant and club operator interested in leasing one of the vacant spaces. Finally, the future cash flow projections for the remaining “white box” space were prepared by management in conjunction with a restaurant operator interested in leasing the space. These third parties utilized their experience running similar business establishments both in Las Vegas and elsewhere to estimate these financial forecasts.

The Company has contracts in place for approximately $11 million of the anticipated renovations. Based on these contacts, the nature of the additional anticipated work involved, and management’s significant experience with renovations of this nature and scale, the Company does not anticipate incurring costs in excess of $26.5 million to complete the renovations.

b. Please advise us how you factored in the higher risk related to these new venue initiatives and anticipated third party licensing when calculating the BEV. Quantify the impact on the discount rate/s used and your basis for the rate/s.

Because of their speculative nature from both a business and market perspective, the cash flows related to the new venue initiatives were discounted at a significantly higher discount rate than cash flows from casino, hotel and food and beverage revenues. Specifically, these cash flows were discounted using an average rate of 35% to reflect their higher risk. Projected cash flows from new venue initiatives of approximately $130,000 were valued at approximately $30 million in the overall BEV.

Commitments and Contingencies, page F-81

5.	We note your response to prior comment 10 and reissue the comment. As you are in settlement discussions and mediation process regarding the Hard Rock IP Action, we remain unclear as to how you are unable to provide a range of reasonably possible loss, or how the inclusion of such estimate, would be misleading. You state that the nature of the settlement discussions and mediation process to date does not lend itself for the estimation “with reasonable certainty.” However, we note that ASC 450 does not require estimation with precision or certainty; therefore, it appears that the reasonably possible range of loss, if estimable, should still be disclosed. Please revise to include such range. Alternatively, if you are truly unable to estimate the reasonably possible range of loss, state that such estimate cannot be made. Also, explain to us in more detail the reasons as to why you are unable to estimate it.

The Company respectfully acknowledges Staff’s comment and wishes to clarify the intent of the prior response, in particular that the Company did not intend any substantive difference between the phrase “estimation with reasonable certainty” and estimating a “reasonably probable range of loss” under ASC 450. As noted in the Company’s prior response letter, the Company is currently in settlement discussions and a court-supervised process of mediation in respect of the Hard Rock IP Action. The Hard Rock IP Action simply is not at a stage where the Company is able to provide a reliable assessment of its financial exposure, whether termed a “reasonably probable range of loss” or an “estimation with reasonable certainty”.

The Company respectfully advises Staff that it is unable to estimate the reasonably possible range of loss in respect of the Hard Rock IP Action for the following reasons:

•

Plaintiff in the Hard Rock IP Action has not pled any specific damage demand, nor has the issue of damages been developed in discovery to date. As defendant in the case, it is the Company’s obligation to rebut Plaintiff’s damage demand when made, not to affirmatively quantify that demand for Plaintiff in the first instance. A specific damage demand, when eventually made, would tend to put an upper limit on the range of loss to which the Company could be subject. Until such time when a demand is articulated, the Company is not able to state such a limit.

•

The nature of Plaintiff’s claims, such as trademark dilution and trademark infringement, makes it particularly difficult for the Company to estimate how Plaintiff might quantify its damages. In essence the complaint asserts injury to the value of the Hard Rock brand. This is a speculative form of economic injury, not the sort of specific economic loss that lends itself to quantification other than through full development in a litigation context. If the Hard Rock IP Action proceeds to full-fledged litigation, each side would be expected to retain an economic expert to value the brand and the purported injury to it. Such analysis would include a wide range of variables that cannot be assessed by the Company at this stage of the proceedings.

•

While the specifics of the mediation process and settlement discussions must remain confidential, the Company can advise the Staff that the nature of those discussions to date does not increase the Company’s ability to provide an estimation of money damages.

The Company respectfully submits that on this basis the disclosure in the Registration Statement is appropriate. The Company understands that as this matter proceeds, there may come a point when the Company will be able to estimate its possible range of loss and the Company will provide the appropriate disclosure in the appropriate filings.

In response to Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate receiving Staff’s comments, if any, with respect to the Amendment as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Tom Caldwell at (212) 310-8688.

Sincerely,

/s/ Mathew D. Bloch

Matthew D. Bloch